Exhibit 99.3

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Update to Chapter A (Description of
Company Operations) of the Periodic
Report for 2013

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2013 ("Periodic Report")
of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	Description of the general development of Bezeq Group's business

Section 1.1 - Bezeq Group activities and business development

Section 1.1.2 - Mergers and acquisitions - Merger of the Company and DBS, Section 1.6.2(D) - Limitations concerning the control of DBS, and Section 1.6.5(B) - Approvals and limitations as part of the transaction to acquire control of the Company

On March 26, 2014, the Company received the decision of the Antitrust Authority stipulating that when the conditions listed in the decision are met, the limitations that were imposed on Eurocom Group with respect to its holdings in DBS will be cancelled and the merger between the Company and DBS will be permitted (in this section - “the Merger”).

Hereunder are the key conditions for approval of the merger:

-
The Company and any person associated with it (in this section - “Bezeq”) will not impose any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume, and it may not restrict or block the possibility available to a customer to make use of any service or application provided on the Internet.

-	Bezeq will deduct amounts for providing multi-channel TV services from the payments of ISPs for connecting them to the Bezeq network.

-
Bezeq will sell and provide Internet infrastructure services and TV services under equal conditions for all Bezeq customers (the sale of Internet infrastructure services as part of a bundle will not, in itself, be considered a sale under non-equal conditions).

-
Bezeq and DBS will cancel any exclusivity arrangements pertaining to productions that are not original productions and they shall not be party to any such exclusivity arrangements (except in relation to a third party which, on the date of the decision, has a broadcasting license). Furthermore, for two years from the approval date of the merger, Bezeq will not prevent any entity (excluding an entity that has a broadcasting license on the date of the decision) from acquiring rights in original productions (this does not apply to new productions).

The full text of the Antitrust Authority’s decision appears in an Immediate Report of the Company dated March 26, 2014, presented here by way of reference.

The Company has established a sub-committee of the Board of Directors to handle the issue, and through which it is reviewing the decision and the conditions listed therein, as well as the options available to it, including the feasibility of the merger.

Section 1.2 - Segments of operation

On May 20, 2014, a transaction was completed between the subsidiary Walla! Communications Ltd. (“Walla”) and Axel Springer Digital Classifieds Holding GmbH, a foreign media company incorporated in Germany, for the sale of all the share capital of Coral Tel Ltd. (“Coral Tel”), a private company fully controlled by the Company (indirectly, by Walla), which operates the Yad2 website. The full consideration in the amount of NIS 805 million was received upon completion of the transaction and Walla no longer holds any share capital in Coral Tel. The sale agreement signed by the parties on May 5, 2014 includes an undertaking by Walla and the Company not to engage in the areas of operation of Coral Tel for 24 months. In view of the foregoing, the Company is expected to record pre-tax profit of NIS 560 million in its financial statements for Q2 2014.

1
The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2013 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 1.3.3 - Dividend distribution

For information about a dividend distribution in respect of profits from the second half of 2013, see Note 6 to the Company’s Financial Statements for the period ended March 31, 2014.

Section 1.4 - Financial information about Bezeq Group's segments of operation

Section 1.4.4 - Main results and operational data

1.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS millions)	1,077	1,101	1,127	1,121	1,129
Operating profit (NIS millions)	504	459	494	510	535
Depreciation and amortization (NIS millions)	168	174	174	168	167
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS millions) (1)	672	633	668	678	702
Net profit (NIS millions)	332	312	360	351	348
Cash flow from operating activities (NIS millions)	616	526	631	556	561
Payments for investments in property, plant & equipment and intangible assets (NIS millions)	210	222	198	186	183
Proceeds from the sale of property, plant & equipment and intangible assets (NIS millions)	28	90	48	124	42
Free cash flow (NIS millions) (2)	434	394	481	494	420
Number of active subscriber lines at the end of the period (in thousands)(3)	2,214	2,216	2,223	2,224	2,242
Average monthly revenue per line (NIS) (ARPL)(4)	64	70	73	75	75
Number of outgoing minutes (in millions)	1,608	1,742	1,707	1,805	1,788
Number of incoming minutes (in millions)	1,467	1,541	1,521	1,550	1,503
Number of Internet subscribers at the end of the period (in thousands)	1,289	1,263	1,230	1,202	1,185
Average monthly revenue per Internet subscriber (NIS)	82	82	86	85	83
Average broadband speed per Internet subscriber (Mbps)	20.0	18.1	17.3	15.2	10.4
Churn rate (5)	3.0%	3.1%	2.8%	3.5%	3.7%

(1)
EBITDA is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations and adjusts for differences in the capital structure, various taxation issues and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)
Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)
Excluding revenues from transmission services and data communications, Internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.	Pelephone

	Q1 2014	Q4 2013		Q3 2013	Q2 2013	Q1 2013
Revenue from services (NIS millions)	637	688		710	696	714
Revenues from sale of equipment (NIS millions)	280	295		237	219	250
Total revenue (NIS millions)	917	983		947	915	964
Operating profit (NIS millions)	126	76		172	186	174
Depreciation and amortization (NIS millions)	106	113		111	113	121
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS millions) (1)	232	188	*	283	299	295
Net profit (NIS millions)	108	67	*	140	161	153
Cash flow from operating activities (NIS millions)	349	327		442	468	354
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	73	77		88	84	66
Free cash flow (NIS millions) (1)	276	250		354	384	288
Number of subscribers at end of the period (thousands) (2)	2,631	2,642		2,683	2,702	2,741
Average monthly revenue per subscriber (NIS) (ARPU) (3)	80	86		88	85	86
Churn rate (4)	7.5%	8.3%		6.2%	6.9%	7.2%

*
After adjustment for non-recurring expenses resulting from the implementation of the collective labor agreement detailed in Section 3.9.2 of the Description of Company Operations in the 2013 reports, which also includes increased severance pay as specified in Section 3.9.6 of the same report, Pelephone’s EBITDA and net profit in Q4 2013 amounted to NIS 249 million and NIS 109 million respectively.

(1)	Regarding the definition of EBITDA and free cash flows, see notes (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber data include Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made at least one call/ sent one SMS, has not had any web browsing activity or who has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and warranty in the period, by the average number of active subscribers in the same period.

(4)
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.	Bezeq International

	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS millions)	355	368	360	359	346
Operating profit (NIS millions)	58	56	55	60	56
Depreciation and amortization (NIS millions)	32	33	33	33	31
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS millions) (1)	90	89	88	93	87
Net profit (NIS millions)	42	38	39	44	37
Cash flow from operating activities (NIS millions)	74	77	71	81	58
Payments for investments in property, plant and equipment and intangible assets (NIS millions) (2)	31	18	21	27	31
Free cash flow (NIS millions) (1)	43	59	50	54	28
Churn rate (3)	4.0%	4.6%	4.7%	4.5%	4.2%

(1)	Regarding the definition of EBITDA and cash flows, see notes (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes investments in long-term assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

4.	DBS

	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS millions)	424	417	410	404	404
Operating profit (NIS millions)	73	61	72	68	67
Depreciation and amortization (NIS millions)	70	71	66	64	62
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS millions) (1)	143	131	138	132	130
Net profit (loss) (NIS millions)	(34)	(83)	(136)	(101)	(61)
Cash flow from operating activities (NIS millions)	113	133	126	110	122
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	78	83	67	84	90
Free cash flow (NIS millions) (1)	35	50	59	26	32
Number of subscribers (at the end of the period, in thousands) (2)	607	601	593	583	578
Average monthly revenues per subscriber (ARPU) (NIS)(3)	234	233	233	232	233
Churn rate (4)	3.6%	3.0%	3.4%	3.2%	3.8%

(1)	Regarding the definition of EBITDA and cash flows, see notes (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 1.5 - Forecast in relation to the Group

Following completion of the transaction to sell all the share capital of Coral Tel, which operates Yad2 (see update to Section 1.2), approval of the provision for the early retirement of employees (see update to Section 2.9.3), and the execution of an agreement by Pelephone to establish an LTE network, below is a revised forecast for the Bezeq Group for 2014, based on the information currently known to the Bezeq Group:

-	Net profit for shareholders is expected to be approximately NIS 2 billion.

-	EBITDA2 is expected to be approximately NIS 4.5 billion.

-	The Group’s free cash flow3 is expected to be approximately NIS 2.5 billion.4

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations, including -

the forecasts do not include the effect of a provision for the early retirement of employees, insofar as this takes place (over and above any resolutions relating to retirement that have already been passed by the Company, as detailed in the update to Section 2.9.3), investments insofar as there are any for the purchase of frequencies for a 4G LTE network, and the impact of a possible merger with DBS.

The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2014. Actual results might differ significantly from these estimates, taking note of changes which may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.21, 3.20, 4.17 and 5.21 in the chapter - Description of Company Operations in the 2013 reports, materializes.

Section 1.6 - General environment and the influence of external factors on the Group's activity

Section 1.6.1 - Emergence of communication groups in the Israeli market and transition to competition among the groups.

Par. C - HOT Group

On May 22, 2014, the Antitrust Authority published a decision of the Antitrust Commissioner (“the Commissioner”) giving conditional approval for the infrastructure sharing agreement with Partner Communications Ltd. (“Partner”) (see update to Section 3.6.2.C below). This decision prescribes the following conditions that will apply to HOT Telecom Limited Partnership (“HOT Telecom”), a company wholly owned by HOT: (a) HOT Telecom will not place and will not enforce any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume. This includes that HOT Telecom may not set the price and quality of the fixed-line Internet infrastructure services according to the customer’s cumulative surfing volume (this condition will remain in force until the earlier of (1) December 31, 2015, (2) 30 days after the Minister of Communications has set laid out the conditions and tariffs for providing wholesale services on HOT Telecom’s Internet infrastructures); (b) HOT Telecom will not restrict or block, directly or indirectly, the possibility available to customers to use any service or application provided on the Internet at any time, including by way of setting prices or the use of technology. (c) HOT Telecom’s Internet infrastructure services will be sold and supplied on equal terms to all HOT Telecom customers, irrespective of whether or not they purchase additional communications services from HOT. On this, it was determined that the sale of discounted Internet infrastructure services as part of a service bundle will not, in itself, be deemed a breach of the conditions.

2	For a definition of EBITDA, see note (1) to the table in the update to Section 1.4.4 A.

3	For a definition of free cash flow, see note (2) to the table in the update to Section 1.4.4 A.

4
It is stipulated that the net proceeds of the sale of Yad2 (net of tax) will be presented as part of cash flow from investment activity, and the sale therefore has no effect on the forecast of free cash flow as defined in the Periodic Report (cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 1.6.3 - Regulatory oversight and changes in the regulatory environment

Par. A - Policy for regulating competition

Concerning a petition by the Company to HCJ in an application for relief to obtain information for its reference at a hearing on the subject of a wholesale market, in a HCJ hearing that took place on March 17, 2014, the parties agreed that they would conduct a thorough dialog and the Company would be allowed to hold a supplementary hearing to exhaust all its arguments. After reaching agreement, the Company withdrew its petition. Subsequently, a first session of the hearing took place at which the Company requested further clarifications. The Ministry sent the Company partial clarifications to which it responded and it is now waiting for additional clarifications.

Concerning a hearing on the subject of a service portfolio for the use of passive infrastructures according to which service providers will be allowed to use the physical infrastructure of the infrastructure owner, on May 1, 2014 the Company submitted its response to the hearing and expressed its objection to the scope and content of the services, and also noted that the defining of the portfolio was beyond the scope of the Ministry’s powers and that it constitutes an infringement of the Company’s rights.

As emerges from the foregoing, the hearing on the wholesale market is well under way and the Company has significant comments on the Ministry of Communications’ hearing documents, which, in the Company’s opinion, include erroneous facts, assumptions and conclusions regarding the price and scope of the wholesale services. In view of the foregoing, and in view of the positions of other relevant entities that are expected to be submitted during the course of the hearing, there is still a great deal of uncertainty as to the final manner of regulation that will apply to the wholesale market. Consequently, at the date of publication of this quarterly report, there is no change in the Company’s estimates detailed in this section in the chapter - Description of Company Operations” in the 2013 financial reports.

2.	Domestic fixed-line communications; "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

Section 2.9.3 - Early retirement plans

On May 15, 2014, the Board of Directors approved a budget of NIS 116.5 million for the early retirement of 101 employees on the early retirement track in accordance with the conditions of the collective labor agreement from December 2006, as amended in December 2010. The Board also approved the early retirement of additional employees on the enlarged severance pay track, based on the Company’s requirements. In view of the foregoing, the Company is expected to record a provision for the above in the amount of NIS 116.5 million in its financial statements for Q2 2014.

Section 2.9.6 - Officers and senior management in the Company

Concerning the Company's compensation policy – on March 19, 2014, a general meeting of the Company’s shareholders approved the compensation policy as detailed in the 2013 reports.

Section 2.13.6 - Credit rating

On May 13, 2014, Standard & Poor's Maalot Ltd. published affirmation of a rating of ilAA/Stable for the Company and Pelephone (unchanged from the previous rating). The rating report can be seen in an Immediate Report (Amendment) issued by the Company on May 15, 2014, cited here by way of reference.

Section 2.17.4 - Early retirement agreements

On April 24, 2014, the Company and Menorah Mivtachim Insurance Ltd. signed an agreement regulating pension payments for the early retirement of Company employees and payment of the remainder of old-age and survivors’ pensions to employees who retire from the Company under the special collective retirement agreement. The agreement period is until the end of 2016 and it includes a mechanism for Company participation in future yields/losses in the pension portfolio for the retirees which will be managed by Menorah.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 2.18 – Legal proceedings

On subsection D concerning an action and application for its certification as a class action, in which it was alleged that the Company unlawfully collected amounts from its subscribers upon disconnection due to failure to make payments - on May 18, 2014 the Company received a court ruling certifying the action as a class action in one of the causes (insofar as it pertains to collection of the fixed payment after discontinuation of the service) and rejecting the application insofar as it pertains to the other causes (disconnection of the additional line, collection of a renewal fee when the line is reconnected or collection of the fixed payment for the line for the period until the discontinuation of the service). Taking note of the above, and given that other causes of the applicants were neglected prior to the issue of the said ruling, and according to information in the Company’s possession, the financial implications of the ruling are insignificant to the Company’s business

Concerning an action together with an application for its certification as a class action against Coral Tel - as part of agreement for the sale of Walla’s holdings in Coral Tel (see update to Section 1.2), Walla undertook to indemnify the buyer for loss that may be incurred as a result of this move up to the amount of the purchase, subject to the conditions and limitations specified in the agreement.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.6.2 C - Infrastructure sharing

In May 2014, the Ministry of Communications published a document on “Policy for sharing broadband access networks that belong to general license-holders for providing cellular (mobile radio telephone) services” (“the Policy Document”).

Following are the main points of the policy document:5

1.	The Ministry encourages and will continue to encourage passive sharing of network sites and masts only, as well as the active sharing of antennae only among all operators.

2.
In general, the Ministry believes that active sharing on a multi-operator core network (MOCN) format (sharing of antennae, frequencies and radio equipment) is preferable to active sharing on a multi-operator radio access network (MORAN) format (sharing of antennae and radio equipment without the sharing of frequencies), in view of the need to streamline the frequency spectrum. Nevertheless, the Ministry does not rule out the possibility that under special circumstances, it might deem it appropriate to approve an agreement under a MORAN format.

3.
In general, the Ministry of Communications will allow the sharing of transmission from cell sites to the centralized radio-based stations in a bandwidth-sharing configuration. However, under exceptional conditions, and at the Ministry’s discretion, it might allow sharing of transmission from the cell sites to the centralized radio-based stations in other cases as well.

4.
When examining individual network-sharing agreements, the Ministry will take into account the considerations specified in the Policy Document that pertain to four key aspects: the existing level of competition and the potential for harm to the competition, the existing and expected inventory of frequencies and how efficiently they are being used, survivability and redundancy of the networks from the national perspective, and ensuring the level of telecommunications services over time.

5.
Based on the foregoing, the Ministry outlined principle guidelines that will be used to examine each individual network-sharing agreement submitted for its approval. The guidelines also stipulate that sharing under an MOCN format will not be allowed for two cellular operators with fully deployed 3G cellular network, but that it will be considered in relation to a new operator with a partially deployed 3G cellular network, together with an established operator with a fully deployed 3G cellular network, and that the Ministry will allow sharing based on an MOCN format, provided that at least 3 independent wireless access networks are being operated in every region in Israel. Other conditions are also prescribed.

5	The policy document appears on the Ministry of Communications website: http://www.moc.gov.il/sip_storage/FILES/0/3550.pdf.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

6.
The Ministry does not intend to allow any sharing of radio (cellular) infrastructure, including shared transmission to radio base stations between Bezeq Group and HOT Group, which are the only owners of fixed-line infrastructure in Israel.

7.
The Minister of Communications will consider revoking all or some of the network sharing approvals, depending on the circumstances, if it emerges that harm has been caused to the level of competition, the level of coverage or the level of service to customers.

An initial inspection of the Policy Document conducted by Pelephone shows that the infrastructure sharing agreement that Pelephone signed with Cellcom and Golan in December 2013, apparently does not comply with the threshold conditions in the Policy Document.

On May 25, 2014, Cellcom announced that it had signed an agreement with Golan granting it the right to use the 4G network that it intends to establish. This agreement is in addition to an agreement for the right to use the 2G and 3G networks that Cellcom and Golan signed in December 2013. These agreements are subject to the approvals of the Ministry of Communications and the Antitrust Commissioner. Cellcom’s announcement also noted that it is continuing its efforts to implement network sharing, including the sharing of the passive elements on the network sites.

Pelephone is reviewing alternative network sharing options in a manner that will comply with the principles of the Policy Document and Pelephone’s recent discussions with the Ministry of Communications and the Antirust Commissioner on the subject of network sharing.

On May 22, 2014, Partner and HOT announced that the Commissioner had resolved to approve the network sharing agreement between them subject to conditions. In its report, Partner noted that it estimates that in principle, the network sharing agreement signed by the companies was consistent with the principles of the policy document and that they are in the process of obtaining the relevant approvals for implementing the network sharing agreement.

The infrastructure sharing model has the potential to reduce the costs of establishing the network and its on-going operation. Consequently, insofar as Pelephone does not receive permission to operate under a network sharing model, the costs of Pelephone’s network (with respect to establishment of the networks, acquiring the frequencies and the on-going operation of the network) are likely to be higher than those of its main competitors.

Pelephone’s estimates as described above in this section are forward-looking information. At this stage, there is no certainty as to the extent to which the policy document will in future impact Pelephone’s ability to operate under an infrastructure sharing model or the format of its operations based on such a model, nor is there any certainty as to the extent to which approval or lack thereof for Pelephone’s operations based on an infrastructure sharing model will affect the costs of its network.

Section 3.7.1 - Infrastructures

In April 2014, Pelephone signed an agreement with L.M. Ericsson Israel Ltd. (“Ericsson”) to upgrade the network center to support LTE, purchase and install radio equipment and to make additional adjustments to the network to support LTE. The equipment to be supplied to Pelephone will also support Advanced 4.5G LTE technology.

Among other things, the agreement includes an undertaking by Ericsson to supply most of the equipment immediately.

Pelephone anticipates that it will ready to launch the LTE network distributed on hundreds of sites in the Tel Aviv Metropolitan and Jerusalem areas within three months. Nevertheless, launch of the network is subject to the allocation of the frequencies required to operate the technology and the approval of the Ministry of Communications to launch it.

In connection with the anticipated costs of setting up the LTE network – the cost of establishing and expanding the network (payments to Ericsson and additional costs relating to the setting up and expansion of the network) is expected to reach NIS 300-400 million, which is expected to be paid over the period 2014-2016, excluding the cost of purchasing the frequencies. It should be clarified that at this time the scope of the costs of purchasing the frequencies remains uncertain, taking into account the fact that the Ministry of Communications has not yet published a tender for allocation of the frequencies.

Pelephone’s above-mentioned estimates concerning the costs of setting up the LTE network and payment period are forward-looking information, based on Pelephone’s forecasts and assessments, in part, in connection with the speed and format of setting up the network. It should be clarified that, as noted above, these costs do not take into account the costs of purchasing frequencies and they therefore do not reflect the full cost of setting up and expanding the network.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.	International communications, Internet and NEP services - Bezeq International Ltd. (“Bezeq International”)

Section 4.8 – Human resources

In March 2014, Bezeq International received notice from the New Labor Federation (“the Histadrut”) that more than one third of Bezeq International's employees had chosen to sign up as members of the Histadrut, and that it therefore constitutes a representative workers union of Bezeq International’s employees. After inspecting the enrollment forms that it received, Bezeq International informed the Histadrut that it is inclined to recognize it as the representative workers union of Bezeq International. The parties have begun to negotiate a collective labor agreement.

Commencing May 15, 2014, Moti Elmaliach is the CEO of Bezeq International. This follows the announcement by the previous CEO of Bezeq International, Yitzhak Benbenisti, that he would be stepping down.

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

Section 5.4 – New products

In March 2014, DBS launched the YesGo Service.

Section 5.15.3 - Institutional financing

In April 2014, DBS issued additional debentures (Series 1) and (Series 2) by way of an expansion of the series, in the total amount of NIS 300 million.

Section 5.15.4 - S&P Maalot ratings for DBS and its debentures

On April 1, 2014, S&P Maalot issued an (ilA-) rating for additional debentures of up to NIS 250 million par value to be issued by DBS through a new issuance of debentures or an expansion of an existing series.

On April 30, 2013 S&P Maalot upgraded DBS to a rating of ilA (stable) and upgraded the debentures of DBS to a rating of (ilA), and placed DBS on a rating watch list with positive outlook.

Section 5.17.9 - Ownership of broadcast channels

In April 2014, DBS began to broadcast local news, in accordance with the Communications (Telecommunications and Broadcasts) Law (Amendment no. 59 and Temporary Provision), 2014 and a decision of the Council dated March 2014.

Section 5.17.13 - Regulation of the transmission of video content via media infrastructures

In February 2014, the Minister of Communications appointed a committee to review the regulation of commercial broadcasts, whose task is to review and compile recommendations, in part, in connection with the principles and standards that will apply to all companies involved in the distribution of audio-visual content. The committee was also asked to make recommendations as to the possible inclusion of advertising in the broadcasts of DBS and HOT. The committee was asked to formulate its recommendations by August 2014. Pursuant to a request from the committee, in April 2014, DBS submitted its position on the aforementioned subjects.

Section 5.19.1 B - Legal proceedings

On May 22, 2014, a hearing took place on the motion to certify during which the applicants, at the court’s recommendation, asked to abandon the request for certification. The court instructed that the abandonment affidavits be filed by May 29, 2014, and that after they have been received, the court will strike out the application for certification.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

May 28, 2014	/s/ Shaul Elovitch /s/ Stella Handler
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO